Contact

www.linkedin.com/in/alisalamat1 (LinkedIn)
ek.chat (Company)
emirates.ventures (Company)
alisalamat.com (Personal)

Top Skills

Strategy
Business Development
E-commerce

Certifications

UC Berkeley

Ali Salamat

CEO at EkChat
London

Summary

A technology business executive based in New York, London and Dubai.

Ali founded EkChat and serves as the Chief Executive Officer of the company.

He founded BillPay, a global billing and payments company, in 2008 and serves as the company's Chairman. Ali also founded Verified, an online business and product listings platform, that caters for a wide variety of businesses.

Ali served in legal, advertising, media, sales, design, product, finance, technology and executive leadership roles in several companies prior to launching his own technology companies.

Ali read law at the University of London and graduated top of class from the University of California Berkeley School of Law VC University, a program jointly developed by UC BerkeleyLaw Startup Faculty and the National Venture Capital Association (NVCA).

His 2022-2030 vision is to create and deliver the best social networking experience to the next generation of mobile users on E.

Ali's mission is to make E the best social networking, payments and media company in the world.

Experience

EkChat
CEO
August 2019 - Present (2 years 11 months)
United States

E is a social network with a built in messaging platform and a universal payments system. All in one app called E

E = Social + Chat + Money

BillPay
CEO & Chairman
March 2011 - Present (11 years 4 months)
United Kingdom

BillPay™ is financial services company.

Education

University of London
Bachelor of Laws - LLB, Law

University of California, Berkeley - School of Law
Venture Capital